March 28, 2007

Via overnight mail and facsimile, and filed on EDGAR

Mr. Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 7010
Washington, D.C. 20549-7010

Facsimile Number (202) 772-9368

RE: The Stanley Works Form 10-K for the fiscal year ended December 30, 2006, File No. 1-5244

Dear Mr. Decker:

The following is in response to your letter dated March 14, 2007 and comments pertaining to the above referenced 2006 Form 10-K filing.

General
1.

Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like.  These revisions should be included in your future filings.

2.	Please address the below comments in your interim filings as well.

Response: We will make the additional disclosures and other revisions in future annual and interim filings as discussed in further detail in relation to each comment.

Management’s Discussion and Analysis

Results of Operations, Page 19

3.

You present free cash flow here and elsewhere in the filing, such as page 25.  Please disclose all material limitations of the measure.  For example, there are some non-discretionary expenditures, such as mandatory debt service requirements, that have not been included in the calculation.  For additional guidance, refer to Question 13 of our Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, which was released on June 13, 2003.

Page 1 of 7

Response: We have reviewed the S. E. C. Question 13 guidance released June 13, 2003.  We believe the free cash flow discussion in our 2006 10-K properly avoids inappropriate or potentially misleading inferences about the usefulness of the free cash flow measure, and does not imply that free cash flow represents residual cash flow available for discretionary expenditures.  However, to clarify the material limitations of this measure, we will add the following disclosure to future filings which include a discussion of free cash flow:

Free cash flow does not reflect deductions for mandatory debt service, other borrowing activity, discretionary dividends on the Company’s common stock and business acquisitions.

Financial Condition

Liquidity, Sources, and Uses of Capital, page 25

4.

You disclose your debt to capital ratio after apportioning 50% of the ETPS issuance to equity when making the calculation.  Given that this ratio is calculated using adjusted GAAP financial statement line item amounts, these percentages constitute non-GAAP measures.  Please either remove these amounts or provide the additional disclosures required by Item 10(e) of Regulation S-K.

Response:  We will add the additional disclosures required by Item 10(e) of Regulation S-K to future filings illustrated as follows with respect to the December 30, 2006 disclosure associated with the Enhanced Trust Preferred Securities (“ETPS”):

The Company’s debt to capital ratio was 39% at the end of 2006, 42% at the end of 2005 and 32% at the end of 2004. Reflecting the credit protection measures that are incorporated into the terms of the $450 million ETPS, the debt to capital ratio of the Company is more fairly represented by apportioning 50% of the ETPS issuance to equity when making the calculation. The resulting debt to capital ratio from this apportionment is 30% as of December 30, 2006. This adjustment is consistent with the treatment accorded these securities by the nationally recognized statistical ratings organizations that rate the Company’s debt securities, and accordingly the equity-content-adjusted debt to capital ratio is considered a relevant measure.  The following table reconciles the debt to capital ratio computed with reported debt and equity to the same measure after the equity content adjustment attributed to the ETPS securities:

	Reported on Balance	ETPS 50% equity	Adj. for ETPS equity
$ in millions	Sheet (GAAP)	content adjustment	content (non-GAAP)
Debt	$ 999.2	($225)	$774.2
Equity	$1,552.0	$225	$1,777.0
Capital (debt + equity)	$2,551.2	-	$2,551.2
Debt to capital ratio	39%	-	30%

Contractual Obligations, page 27

5.	Please revise your table of contractual obligations to include the following in separate line items:
(a) Estimated interest payments on your debt and
(b) Estimated payments under derivative agreements
Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts.

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Response:  We appreciate the comment directing us to make this disclosure more complete and concur with respect to interest expense.  Regarding derivatives it is less clear the disclosure is meaningful considering the near certainty that ultimate settlements will differ, perhaps significantly, from fair values at year end.  However, we believe it would be inappropriate to speculate what those future settlement values will be at maturity. Thus, we can compile the disclosure using the fair values at year end such that the amounts agree to the financial instruments footnote to the financial statements.  Additionally, we reviewed many other registrant filings, including our peers as well as several of the largest capitalization companies with extensive derivative holdings, and could not identify a registrant reporting derivatives in the contractual obligations table in Management, Discussion and Analysis.

The staff views disclosure of both future interest payments on debt and potential derivative cash flows as appropriate expansions to the table. Therefore we will add these disclosures to future filings illustrated as follows with respect to the December 30, 2006 year end:

Contractual Obligations: The following summarizes the Company’s significant contractual obligations and commitments that impact its liquidity:

Payments Due by Period

(Millions of Dollars)	Total	2007	2008 – 2009	2010 – 2011	Thereafter
Long-term debt	$910	$232	$14	$11	$653
Interest payments on long-term debt (a)	327	44	75	77	131
Operating leases	111	29	38	21	23
Derivatives (b)	57	-	29	21	7
Deferred compensation	40	5	10	12	13
Material purchase commitments	36	9	18	9	-
Outsourcing and other obligations	32	19	13	-	-
Pension funding obligations (c)	17	17	-	-	-
Total contractual cash obligations	$1,530	$355	$197	$151	$827

(a) Future interest payments on long-term debt reflect the applicable fixed interest rate or the variable interest rate in effect at December 30, 2006 for floating rate debt.
(b)

Future cash flows on derivative financial instruments reflect the fair value as of December 30, 2006.  The ultimate cash flows on these instruments will differ, perhaps significantly, based on applicable market interest and foreign currency rates at their maturity.

(c)

The Company anticipates that funding of its pension and postretirement benefit plans in 2007 will approximate $17 million. That amount principally represents contributions either required by regulations or laws or, with respect to unfunded plans, necessary to fund current benefits. The Company has not presented estimated pension and postretirement funding in the table above beyond 2007 as funding can vary significantly from year to year based upon changes in the fair value of the plan assets, actuarial assumptions, or curtailment/settlement actions.

Item 9A. Controls and Procedures, page 34

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6.

You state that within the 90-day period prior to the filing of this report under the supervision and with the participation of management, including your Chairman and Chief Executive Officer and your Executive Vice President and Chief Financial Officer, you evaluated the effectiveness of the design and operation of your disclosure controls and procedures pursuant to Rule 13a-15(e) of the Securities Exchange Act of 1934.  We remind you that Item 307 of Regulation S-K requires you to disclose your conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report.  Please confirm to us that your disclosure controls and procedures were effective as of December 31, 2006 and revise your disclosures accordingly.

Response: Our disclosure controls and procedures were effective as of December 30, 2006.  The “within the 90-day period” wording in the 2006 10-K will be corrected in future filings to indicate the evaluation of effectiveness as of the end of the period covered by the report.  Following is the relevant excerpt of the disclosure:

Under the supervision and with the participation of management, including the Company's Chairman and Chief Executive Officer and its Executive Vice President and Chief Financial Officer, the Company has evaluated the effectiveness of the design and operation of its disclosure and procedures as defined under Rule 13a-15(e)… Based upon that evaluation, as of the end of the period covered by this Annual Report…

Financial Statements

Notes to Financial Statements

Note A. Significant Accounting Policies

Inventories, page 50

7.

You should use one inventory method for similar types of inventories.  A mixture of methods should only be used for different types of inventories, particularly when there are valid business reasons for doing so.  Please disclose which types of inventory you use each method for.  Please also disclose the dollar amounts of inventory accounted for under each method.  Please disclose whether you use more than one method for any similar types of inventory.   If so, please also disclose your basis for doing this.  In a portion of these instances, this may be due to a specific method not being allowed in certain countries.

Response:  We use one inventory method for similar types of domestic inventories. The same types of inventories are valued under LIFO in the U.S. and under FIFO in foreign jurisdictions for product lines with international operations because LIFO is generally not permitted for statutory reporting in foreign jurisdictions.  Approximately 25% of U.S. inventories, or $77 million at December 30, 2006, are valued at the lower of First-In, First-Out (“FIFO”) cost or market.  The domestic inventory valued under FIFO is primarily in the security solutions segment (mechanical locks and electronic security systems), and to a lesser extent laser leveling tools and hydraulic demolition compactors in the industrial segment.   These domestic FIFO inventories pertain to acquired companies that historically used the FIFO method.  The Company’s practice is to maintain the same inventory costing methodology post-acquisition for acquired companies when their inventories are not similar to pre-existing domestic LIFO inventory pools.  This practice is followed in order not to divert resources from acquisition integration efforts (i.e. people constraints) and also due to our judgment that the relatively low inflation environment would engender only a minor LIFO impact.  The hardware inventory associated with the November 2005 National acquisition is accounted for under LIFO because National historically used LIFO and also it is similar to the Company’s pre-existing hardware business inventory.

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We will clarify the Note A inventory accounting policy disclosure in future filings as depicted below.  Note C Inventory presently discloses the amount of inventories valued under LIFO at each balance sheet date.

Note A, Accounting Policies

Inventory

U.S. inventories are predominantly valued at the lower of Last-In, First-Out (“LIFO”) cost or market because the Company believes it results in better matching of costs and revenues.  Other inventories are valued at the lower of First-In, First-Out (“FIFO”) cost or market primarily because LIFO is not permitted for statutory reporting outside the U.S.

Note P. Business Segments and Geographic Areas, page 75

8.

You present the operating profit for each segment along with the total operating profit for all business segments combined.  These amounts, including the combined amount, exclude items that would be included in operating profit calculated in accordance with GAAP.  For example, restructuring charges are required to be included in operating profit pursuant to paragraph 18 of SFAS 146.   Please revise the titles used for each of these amounts.  For example, a title such as segment profit could be used instead.  Similarly revise your disclosure in MD&A and elsewhere in the filing as well.  Alternatively, revise your current reconciliation to reconcile to operating income under US GAAP.   Refer to Item 10(e)(1)(ii)(E) of Regulation S-K.

Response: We will use the caption “segment profit” rather than “operating profit” in future disclosures (the business segment information in the footnotes and Management, Discussion and Analysis).

Note K. Capital Stock

Weighted-Average Shares Outstanding, page 64

9.

Please disclose, by type of potentially dilutive security, the number of additional shares that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS, because to do so would have been antidilutive for the periods presented.  See paragraph 40(c) of SFAS 128.

Page 5 of 7

Response:  The anti-dilutive information required to be disclosed under paragraph 40(c) of SFAS 128 was deemed immaterial and, therefore, was excluded from Note K to the consolidated financial statements.  The number of stock options excluded due to being anti-dilutive represented approximately 1% or less of reported diluted shares outstanding in each year (737,673 options in 2006, 228,731 options   in 2005, and 947,006 options in 2004).  If anti-dilutive securities are material to future filings, then we will ensure they are properly disclosed as required.

Note R. Commitments and Guarantees

Commitments, page 80

10.

You state that you are party to synthetic leasing programs for two of your major distribution centers.  The programs qualify as operating leases for accounting purposes, where only the monthly rent expense is recorded in earnings and the liability and value of underlying assets is off-balance sheet.  You also disclose on page 81 that you have guaranteed a portion of the residual value arising from your synthetic lease and U.S. master lease programs.  Please tell us what consideration you gave to FIN 46(R) in your accounting for the synthetic lease programs.  Please specifically address whether or not you determined the lessors were variable interest entities pursuant to paragraph 5 of FIN 46(R).  If so, please provide us with a comprehensive explanation as to how you determined that you are not the primary beneficiary pursuant to paragraphs 8 through 10 of FIN 46(R).

Response: We have considered FIN 46(R) in relation to these synthetic leasing programs.  We determined the owner-lessor entities to be a business under the definition in Appendix C and therefore, they need not be evaluated to determine if the entity is a variable interest entity under the requirements of the Interpretation.  The owner-lessor to the three leases (two real estate leases, and a U.S. master personal property lease program) are subsidiaries of a major international financial institution.  The financial institution consolidates its owner-lessor subsidiaries.

Our determination was based upon the fact that the Company was not involved in the design of the owner-lessor, nor is the owner-lessor designed so that substantially all of its activities either involve or are conducted on behalf of the Company.  The owner-lessor conducts other business operations other than owning and leasing the facility and has officers and directors.  Further, the Company does not provide more than half of the total equity, subordinated debt or other subordinated financial support to the owner-lessor.

In addition, the owner-lessors provided the Company with their loan and lease assets and we determined the leased assets comprise less than 8% of each owner-lessor’s assets.  The leased assets have an estimated fair value of $95 million, and an associated $72 million lease obligation, while the owner-lessor assets at December 2006 exceed $3 billion.

We acknowledge that:
▪ we are responsible for the adequacy and accuracy of the disclosures in our filings;
▪ staff comments or changes to disclosures that we make in response to staff comments do not foreclose the Commission from taking any action with respect to our filings; and
▪ we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any questions pertaining to the foregoing, please feel free to contact me or Donald Allan, Vice President & Corporate Controller, at (860) 827-3837 or (860) 827-3858, respectively.

Sincerely,

/s/ James M. Loree
James M. Loree
Executive Vice President and Chief Financial Officer